

Mail Stop 3720

May 1, 2009

J. Alison Alfers, Esq.
General Counsel
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO 80503

> **Re: DigitalGlobe, Inc.**
> **Amendment No. 5 to Form S-1**
> **Filed April 29, 2009**
> **File No. 333-150235**

Dear Ms. Alfers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis, page 30

Liquidity and Capital Resources, page 38

1. We note that you incurred additional indebtedness which was significantly higher than the previously outstanding amounts under your senior subordinated notes and senior credit facility. Please provide pro forma financial information reflecting the impact of the transaction on your financial statements. Refer to Rule 11-01(a)(8) of Regulation S-X. Discuss the impact of the increased amount of indebtedness on your liquidity and capital resources.

Principal and Selling Stockholders, page 87

2.   With respect to each entity identified as a selling stockholder, please identify the person or persons who have voting or dispositive power over the shares owned by such entity. Refer to Regulation S-K Compliance and Disclosure Interpretations Question 140.02 available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3.   Please refer to comment 56 in our letter dated May 14, 2008. Please update your disclosure regarding your selling stockholders to provide the disclosure requested by that comment, or confirm in your response letter than no selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Part II. Information Not Required In Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-2

4.   We note your inclusion of a disclaimer regarding the accuracy of, and investor use of, the information in agreements included as exhibits to your registration statement. Please note that general disclaimers regarding the accuracy and completeness of disclosure, or investor use of that information, may not be sufficient when you are aware of material contradictory information. Please revise your disclosure to include a clear statement of the company's disclosure obligations with respect material contradictory information. In addition, please remove the clause that states that the representations and warranties in the agreements "may be qualified by disclosures that were made to the other parties in connection with the negotiation of the applicable agreements, which disclosures are not necessarily reflected in the agreement or included as exhibits." The company's obligation to consider whether additional disclosure is necessary in order to make the statements made not misleading applies to the representations and warranties as contained in the agreement filed as an exhibit to the registration statement.

Furthermore, please revise to remove any potential implication that the information in agreements does not constitute public disclosure under the federal securities laws. In this regard, we note your statement that the information in agreements "should not be relied on by any person other than the parties thereto in accordance with their terms."

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Courtney A. Dinsmore, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via facsimile: (917) 777-3766